

January 6, 2015

Via E-mail
Stephen P. Smith
Chief Executive Officer
Columbia Pipeline Partners, LP
5151 San Felipe St., Suite 2500
Houston, Texas 77056

> **Re:** **Columbia Pipeline Partners LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **Response dated December 31, 2014**
> **File No. 333-198990**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please apply all comments below to the draft changes pages submitted as correspondence on January 2, 2015.

Use of Proceeds, page 60

2. Please refer to the last paragraph under this heading and provide us with your calculations supporting the change in net proceeds resulting from a $1.00 increase or decrease in the assumed initial public offering price of $20.00, an increase of 1.0 million common units together with a $1.00 increase in the assumed initial public offering price, and a decrease of 1.0 million common units together with a $1.00 decrease in the assumed initial public offering price.

Capitalization, page 61

3. Please refer to footnote (1) to your tabular presentation of capitalization. Please tell us and revise your footnote to disclose why you believe it is appropriate that your calculation of total capitalization would not include total equity on a GAAP basis and instead includes a non-GAAP measure of total equity.

4. Please refer to footnote (2) to your tabular presentation of capitalization. Please tell us why this footnote refers to a $5,730.9 million and $500.0 million decrease for the capital attributable to the Noncontrolling interest. In this regard, it appears that the total capital attributable to the Noncontrolling interest is $5,730.9 million.

Dilution, page 62

5. Please provide us with your calculations supporting the following line items included in your dilution table: net tangible book value per common unit before the offering, increase in net tangible book value per common unit due to the purchase of additional interests in Columbia OpCo, decrease in net tangible book value per common unit due to distributions to CEG, and net tangible book value per common unit after the offering. If not clear from your calculations, explain to us how the amounts seen in your calculations of total net tangible book value relate to the line items and amounts seen on the face of your balance sheets.

Unaudited Pro Forma Combined Balance Sheet, page F-4

6. Please refer to pro forma adjustment (k) and explain to us in more detail why your use of proceeds to acquire additional limited partner interests in Columbia OpCo results in the allocation of a loss to your general partner's equity account and increases the noncontrolling interest's claim on your consolidated net assets. In this regard, we assume that your acquisition of additional limited partner interests in Columbia OpCo would reduce the noncontrolling interest's claim on your consolidated net assets and increase your unitholders' claim on your consolidated net assets.

Financial Statements for the Nine Months Ended September 30, 2013, page F-15

Condensed Combined Statements of Operations (Unaudited), page F-17

7. We note your presentation of pro forma earnings per common unit and the related footnote. It is unclear to us how you concluded you would have 70,636,748 common units outstanding for purposes of this calculation and why this number of common units would exceed the 48,251,748 common units that will actually be outstanding after this offering. Please provide us with your calculations supporting both the numerator and the denominator of your pro forma earnings per common unit. Please ensure that your response includes, but is not limited to, the calculations supporting your conclusion that

you would need to have sold 22,385,000 common units to the public to provide the proceeds necessary to fund the amount of the dividend that exceeds the current year's earnings. Please also apply this comment to your calculation of pro forma earnings per common unit within your annual financial statements.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.
        Vinson & Elkins, LLP